Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended March 31, 2011

Response Biomedical Corporation | SYMBOL: TSX: RBM, OTCBB: RPBIF

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management discussion and analysis (MD&A) is as of May 9, 2011. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with the unaudited consolidated financial statements of Response Biomedical Corporation (“Response Biomedical” or the “Company”) as at and for the three months ended March 31, 2011 and the related notes thereto and the annual MD&A. The consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). These principles differ in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The differences as they affect the interim financial statements are described in Note 14 to the consolidated interim financial statements as at and for the three months ended March 31, 2011.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of the Annual Information Form.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements.  Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements.  The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them, except as required by law.  The actual results may differ materially from those contained in any forward-looking statements.

OVERVIEW

Response Biomedical develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform.  The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample.  Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information.  Response Biomedical currently has thirteen tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company has strategically added sales and marketing partners and distributors worldwide and continues to invest in identifying and pursuing further suitable opportunities to expand its network. In China the Company’s cardiovascular products are distributed by O&D Biotech Co., Ltd China (“O&D”) and a newly added OEM partner, Guangzhou Wondfo Biotech Co., Ltd. (“Wondfo”).  The Company has sales and marketing partnerships with Roche Diagnostics (“Roche”) to market the Company’s line of cardiovascular point-of-care tests in the U.S., 3M Company (“3M”) for its infectious disease products in the U.S. and Shionogi & Co., Ltd. (“Shionogi”) to market its B-type natriuretic peptide (“BNP”) test in Japan.

In 2010, the Company focused on restructuring the operations, capitalizing on efficiencies and cutting costs while attempting to maintain a steady flow of cardiac product revenue.  The Company’s breadth of menu offerings, especially its Cardiac line of products, provides a unique competitive advantage in quantitative point-of-care testing.  In the future, the Company expects to realize continued year-over-year revenue growth from these products in existing, new and emerging territories, with fluctuations in quarterly revenues due to the variability in sales of instruments versus consumable test kits from the timing of orders based on distributor demand.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s revenues by product and service market segment were as follows:

Total revenue for the three month period ended March 31, 2011 increased 59% to $2,470,560 compared to $1,549,479 in 2010.

Clinical products revenue for the three month period ended March 31, 2011 increased 45% to $1,756,171 compared to $1,214,409 in 2010.

Non-clinical products revenue (biodefense and vector products), for the three month period ended March 31, 2011 increased 42% to $266,285 compared to $188,125 in 2010.

Contract service fees and revenue from collaborative research arrangements for the three month period ended March 31, 2011 increased 205% to $448,104 compared to $146,945 for 2010.

As at March 31, 2011, the Company had $2,753,495 in cash and cash equivalents, a decrease of $1,593,497 compared to $4,346,992 as at December 31, 2010.  As at March 31, 2011, the Company had a working capital balance of $5,570,193 a decrease of $1,041,090 compared to $6,611,283 as at December 31, 2010.

2011 Key Events:

❒
On January 4, 2011, the Company announced that it entered into an exclusive distribution agreement with Cremascoli & Iris, s.r.l. of Milan, Italy to distribute the full line of RAMP® cardiac products in Italy.

❒	On March 11, 2011, the Company announced the departure of Livleen Kaler, Vice President, Finance and Administration and Chief Financial Officer.

❒
On April 28, 2011, the Company announced that it has received product registration from China’s State Food & Drug Administration (SFDA) to sell the RAMP® 200 Reader in the Chinese market. One of the Company’s distributors in China, O&D Biotech China Co. Ltd., assisted in the registration application.

❒
On May 4, 2011, the Company announced that it has entered into an exclusive distribution agreement with Fisher Scientific Company of Ottawa, Ontario, Canada to distribute the full line of RAMP® cardiac products in Canada.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2011 that have a material effect, or are reasonably likely to have a material effect, on our internal controls over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include stock‐based compensation expense, the estimated life of property, plant and equipment, recoverability of long‐lived assets and provisions for inventory obsolescence.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at and for the years ended December 31, 2010 and 2009.  The Company believes that the significant accounting policies disclosed in its audited consolidated financial statements are critical in fully understanding and evaluating its reported interim and annual financial results.  Additional information relating to the Company, including its fiscal 2010 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Changes in Significant Accounting Policies
Prior to January 1, 2011, the Company prepared the consolidated financial statements in conformity with Canadian GAAP and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for the consolidated financial statements. The consolidated interim financial statements for the three months ended March 31, 2011, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained in the consolidated interim financial statements has been recast to reflect the results as if they had been historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $736,558, a decrease in share capital of $69,288, and an increase in contributed surplus of $805,846, at January 1, 2011. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in Note 17. A reconciliation of the differences from U.S. GAAP to Canadian GAAP is contained in Note 14 to our consolidated interim financial statements as at and for the three months ended March 31, 2011.

RECENT ACCOUNTING PRONOUNCEMENTS

In 2008, the U.S. Securities and Exchange Commission (SEC) issued a proposed roadmap regarding the potential use of International Financial Reporting Standards (IFRS) by SEC issuers. Under this proposed roadmap, SEC issuers could be required to prepare financial statements under IFRS in fiscal year 2014, 2015 or 2016 depending on the size of the issuer. The roadmap identifies several milestones that SEC will consider in making its final decision in 2011 about whether to proceed with mandatory adoption on IFRS. The Company expects to adopt IFRS as its reporting standard when the SEC requires its domestic registrants in the U.S. to transition to IFRS. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company has not assessed the impact of this potential change on its consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Effective December 31, 2010 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under authority federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010 — 17 — Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for periods beginning after January 1, 2011. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In October 2009, the FASB provided amendments to the criteria for separating consideration in multiple-deliverable arrangements, established a selling price hierarchy for determining the selling price of a deliverable, and eliminated the residual method of allocation of consideration by requiring that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. FASB also requires expanded disclosures related to multiple-deliverable revenue arrangements, including information about the significant judgments made and changes to those judgments, as well as how the application of the relative selling-price method affects the timing and amount of revenue recognition. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

Effective December 31, 2009, the Company adopted the provisions of ASC 855-10 – Subsequent Events, to establish general standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  The adoption of ASC 855-10 did not have a material impact on the Company’s consolidated financial statements.

RESULTS OF OPERATIONS

For the three month period ended March 31, 2011 and 2010:

Revenue and Cost of Sales

Total revenue for the three month period ended March 31, 2011 increased 59% to $2,470,560 compared to $1,549,479 in 2010.

Revenues from product sales for the three month period ended March 31, 2011 increased 44% to $2,022,456 compared to $1,402,534 in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Clinical products revenue for the three month period ended March 31, 2011 increased 45% to $1,756,171 compared to $1,214,409 in 2010.  A significant portion of the increase in revenue came from sales to O&D Biotech Co., a distributor who is making strong progress in the Chinese market with Ramp products. Underperformance by domestic channel partners has been more than offset by our partners in China. Sales of clinical products are variable based on the timing of orders from distributors and marketing partners. In the future the Company expects clinical products revenue to increase as newly launched products reach the market and distributors gain ground in new territories.

Non-clinical products revenue (biodefense and vector products) for the three month period ended March 31, 2011 increased 42% to $266,285 compared to $188,125 in 2010. Sales of biodefense products rely primarily on government grants to fund purchases. With recent government cutbacks, especially in the United States, these sales have declined. Sales of vector products are driven by a combination of weather patterns, seasonality and timing of orders from distributors that cause period over period fluctuations. In the future, the Company expects the sale of non-clinical products to continue to fluctuate at varying levels.

Contract service fees and revenue from collaborative research arrangements for the three month period ended March 31, 2011 increased 205% to $448,104 compared to $146,945 for 2010 due to the termination of a project agreement as further development was suspended pending changes to requirements by the U.S. FDA. Upon termination, the Company recognized the remaining revenue under the contract to offset costs incurred in accordance with the agreement. Variability in contract service fees is due to the timing and performance of services required to recognize service revenue from the Company’s collaborations.  In the future, the Company expects fluctuations in contract service revenue as a result of the size and number of projects in development and timing of the performance of services required to recognize service revenue.

Cost of sales for the three month period ended March 31, 2011 increased 50% to $1,824,552 compared to $1,219,259 in 2010. During the same period product sales increased 44%. Cost of product sales includes direct manufacturing labour costs, direct materials costs, royalties, allocated overhead including depreciation and stock-based compensation related to the granting of stock options to employees engaged in manufacturing activities.

Overall gross margin from product sales for the three month period ended March 31, 2011 is 10% as compared to 13% in 2010. The decrease in the margin is due to an increase in raw material costs, provision for inventory and royalty fees offset by continued standard labour cost improvements. In the short-term, the Company expects variation in gross margin depending on product mix and test sales volumes.  In the longer term the Company expects gross margins to improve as sales volumes increase.

Expenses

Overall, expenses in the three months ended March 31, 2011, have decreased 37% to $1,733,458 from $2,747,614 in the same period in 2010. The decrease in 2011 over the same quarter in 2010 is primarily due to the strategic realignment of resources and company-wide cost cutting measures that began in 2010.

Research and development expenditures for the three month period ended March 31, 2011 decreased 57% to $641,840 compared to $1,493,634 in 2010. The decrease in research and development expenses arises primarily from a reduction in payroll and associated costs of $564,000. In addition there was an overall decrease in the costs of development projects of $134,000 of materials and supplies, $94,000 in professional fees, $31,000 in legal fees and $30,000 in other administrative costs all attributed to fewer projects being undertaken.  In the future, the Company expects fluctuations in research and development expenditures as a result of the size and number of projects in development and the timing of clinical trial activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General and administrative expenditures for the three month period ended March 31, 2011 decreased 10% to $792,311 from $884,984 in 2010.  The decrease in general and administrative costs arises primarily from decreases in payroll and associated costs of $178,000. In addition there were savings in audit fees of $52,000 as well as incremental cost savings in various administrative expenses due to the reduced staff requirements. These decreases were offset by onetime severance costs totaling $125,000 that were the final stage of the corporate restructuring initiative begun in 2010 as well as $28,000 in professional fees. In the future, the Company expects general and administrative expenses to trend downward.

Sales and marketing expenditures for the three month period ended March 31, 2011 decreased 19% to $299,307 compared to $368,996 in 2010. The decrease in sales and marketing costs arises primarily from decreases in payroll and associated costs of $63,000, $23,000 reduced professional fees for business development and $40,000 reduced overhead costs. The cost reductions are offset by $22,000 increase in promotional activities primarily in the Asian market and $30,000 increase in legal fees for renewal of distribution agreements. In the future, the Company expects slight fluctuations in sales and marketing expenditures as a result of targeted business development activities to expand partnership opportunities into new international territories.

Other Income/Expenses

For the three month period ended March 31, 2011, interest expense amounted to $199,293 compared to $201,498 in 2010.  This interest expense is primarily related to the interest portion of the repayable leasehold improvement allowance on the facility lease agreement.

During the three month period ended March 31, 2011, the company earned interest income of $5,820 compared to $738 in 2010.  The interest earned is primarily from the cash equivalents and restricted funds invested in secured investment vehicles.  The variation in interest earned is due to fluctuations in the interest rate, the amount of and terms of investments from time to time.

During the three month period ended March 31, 2011, the Company had a foreign exchange loss of $101,282 compared to a foreign exchange loss of $41,894 in 2010.  Foreign exchange gains and losses are largely due to U.S. dollar balances of cash and cash equivalents, accounts receivable and accounts payable affected by the fluctuations in the value of the U.S. dollar as compared to the Canadian dollar. The Company uses the exchange rate posted on the Bank of Canada website for the last business day of each month.  The exchange rate as at March 31, 2011 was $0.9696 U.S. per CDN dollar [March 31, 2010 - $0.9844, December 31, 2010 - $1.005].

Loss

For the three month period ended March 31, 2011, the Company reported a loss of $1,382,205 or $0.04 per share, compared to a loss of $2,660,048 or $0.10 per share in 2010.  The decrease in the loss for the three months ended March 31, 2011 is attributed to the increased contract service fees from recognition of remaining revenue on termination of project agreements, and lower operating costs in all departments, offset by employee severance costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s audited and unaudited consolidated financial statements prepared in accordance with U.S. GAAP for the eight quarters ended March 31, 2011.

	2011	2010	2010	2010	2010	2009	2009	2009
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$

Product Revenue	2,022,456	2,197,573	1,542,230	2,112,424	1,402,534	1,856,901	1,949,377	2,067,194
Cost of Sales	1,824,552	2,521,655	1,563,975	1,824,341	1,219,259	1,905,877	2,058,063	2,040,993
Gross Profit (Loss)	197,904	(324,082)	(21,745)	288,083	183,275	(48,976)	(108,686)	26,201
Gross Margin on
Product Sales	10%	-15%	-1%	14%	13%	-3%	-6%	1%
Services Revenue	448,104	55,261	10,771	143,089	146,945	594,029	98,146	668,221
Total Revenue	2,470,560	2,252,834	1,553,001	2,255,513	1,549,479	2,450,930	2,047,523	2,735,415
Expenses	1,733,458	2,037,512	2,307,546	2,123,585	2,747,614	3,050,398	2,813,196	2,413,024
Loss for the Period	1,382,205	2,529,965	2,553,259	1,868,104	2,660,048	2,735,908	3,177,221	1,898,987
Loss per Share –
Basic and Diluted	1.04	0.08	0.06	0.07	0.10	0.12	0.12	0.09
Total Assets	18,245,689	20,100,990	22,340,511	18,007,570	19,292,983	21,464,196	23,451,278	26,829,265

Quarter-to-quarter variability in product revenue is driven primarily by the following factors:

■	The timing of clinical product orders from the Company’s marketing partners and distributors;
■	Record strong cardiac product revenues from O&D;
■	Additional revenues from the launch of cardiac products by Wondfo in China in the first half of 2010;
■	Additional revenues from cardiac products by Roche Diagnostics and infectious disease products by 3M, in the U.S.;
■	Seasonality related to the demand for RAMP West Nile Virus products; and
■	The launch of new and existing products in new territories from time to time.

Quarter to quarter variability in contract service fees and revenue from collaborative research arrangements is primarily due to the size and number of projects in development and the timing of the performance of services required to recognize service revenue from the Company’s collaborations.

The quarter to quarter fluctuations in losses reported are primarily the result of the variability of gross margins on product sales resulting from changes in product mix, charges incurred due to the scale up and automation of the Company’s manufacturing operations, changes in staffing levels for personnel in one or all departments and especially due to a significant companywide restructuring in 2010, (which was completed in 2011), variability in expenses across all departments, the timing of recognition of contract service fees and revenues from collaborative research arrangements, fluctuations in interest income and foreign exchange gains or losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings.  As of March 31, 2011, the Company has raised approximately $97 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

As at March 31, 2011, the Company had a working capital balance of $5,570,193 compared to $4,818,906 as at March 31, 2010, an increase of $751,287. For the three months ended March 31, 2011, the Company relied primarily on proceeds from the issuance of common shares through a public offering, cash on hand and cash generated from gross margin on product sales and repayments related to contract service fees and revenues from collaborative research arrangements to fund its expenditures.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern.  For the three months ended March 31, 2011, the Company reported a loss of $1,382,205 compared to a loss of $2,660,048 in 2010.  The Company has sustained continuing losses since its formation and at March 31, 2011, had a deficit of $102,430,449 and for the three months ended March 31, 2011 incurred negative cash flows from operations of $1,470,759 compared to $2,959,477 in 2010.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company closed a public offering on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

Management has been able, thus far, to finance the operations through a series of equity financings.  Management will continue, as appropriate, to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the years presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.  See “Risks and Uncertainties”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at March 31, 2011, the Company had the following commitments and contractual obligations:

Commitments and Obligations	Total	1 Year	2 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
Equipment Operating Leases	263,815	51,898	103,796	103,796	4,325
License Fees	116,825	30,391	55,934	22,000	8,500
Purchase Commitments	733,173	76,963	290,921	365,288	-
Repayable Leasehold Allowance	12,563,993	1,061,745	2,123,492	2,123,492	7,255,264
Facility Lease	13,719,244	924,930	1,959,829	2,119,812	8,714,673
Total	27,397,052	2,145,927	4,533,972	4,734,388	15,982,762

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at March 31, 2011 there were 38,950,262 common shares issued and outstanding for a total of $96,945,332 in share capital, 603,584(of which 210,583 are exercisable at a weighted-average exercise price of $7.63 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.12 per share, 688,476 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,020,332 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.36 per share.

As at May 9, 2011 there were 38,950,262 common shares issued and outstanding, 566,181 (of which 195,546 are exercisable at a weighted-average exercise price of $7.63 per share) common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $4.96 per share, with 725,879 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,020,322 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $2.36 per share.

RELATED PARTY TRANSACTIONS

[i]
For the three months ended March 31, 2011, fees totaling $20,250 were incurred by the Company for routine general and administrative services provided by non-management members of the Board of Directors [2010 - $21,000]. As at March 31, 2011, $60,500 remained outstanding and was included in the balance of accrued and other liabilities.

[ii]
The Company retains a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the three month period ended March 31, 2010, the Company incurred legal expenses from this law firm totaling $ 13,587 of which none remains outstanding. Subsequent to May 3, 2010, expenses incurred were in the normal course of business.

[iii]
During the year ended December 31, 2010, the Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920 [Note 9 b[i]].  Of the total share issue costs, $51,414 were paid in connection with due diligence legal expenses incurred by a Company which subsequent to the financing became a related party to the Company.  As at March 31, 2011, there is no amount outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, trade receivables, other receivables, accounts payable and accrued and other liabilities the carrying amounts approximate fair values due to their short-term nature.

As at March 31, 2011, four customers represent 86% [December 31, 2010 - four customers represent 89%] of the trade receivables balance and at March 31, 2011 one customer represents 61% of the trade receivables balance.  For the three months ended March 31, 2011, one customer represents 36%, one customer represents 14%, one customer represents 11% and one customer represents 9% of total product sales and in total four customers represent 70% [2010 – four customers represent 56%] of total product sales. For the three month period ended March 31, 2011 two customers represent 100% [2010 - two customers represent 100%] of total service revenues.

Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a significant portion of its revenues and expenditures are denominated in U.S. dollars.  Significant losses may occur due to significant balances of cash held in U.S. dollars that may be affected negatively by a decline in the value of the U.S. dollar as compared to the Canadian dollar.  The Company mitigates foreign exchange risk by maintaining a U.S. dollar bank account for all U.S. revenues and expenditures, thereby minimizing currency exchange.  A 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of approximately $345,000 in the Company's loss.

DISCLOSURE AND FINANCIAL REPORTING CONTROLS

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Corporate Controller are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a-15(e) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2011 and have concluded that, as at March 31, 2011, the Company’s disclosure controls and procedures were effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Evaluation of Internal Control over Financial Reporting

The Company’s Chief Executive Officer and Corporate Controller are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The Chief Executive Officer and Corporate Controller have assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2011. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based upon their assessment, the Chief Executive Officer and Corporate Controller concluded that, as of March 31, 2011, the Company’s internal control over financial reporting was effective.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth.  Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Financial results: The Company’s inability to generate sufficient cash flows or raise additional funds may result in it not being able to continue as a going concern.  The Company’s unaudited consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The Company has incurred significant losses to date and as at March 31, 2011 had an accumulated deficit of $102,430,449 and has not generated positive cash flow from operations. In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain additional financing and on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business; 2) Need to raise additional capital: The Company has incurred substantial operating losses and has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products.  When necessary, the Company will pursue arrangements for additional capital, however there is no certainty, particularly during the current difficult financial markets, that funds will be available on acceptable terms, if at all.  If additional funds are not obtained when needed, the Company would have to curtail or cease its  operations resulting in a material adverse impact on its business and stakeholders; 3) Economic conditions: During the current economic downturn, there is greater risk that end-user customers of the Company’s product may be slower to make purchase commitments which may negatively impact sales of the Company’s new and existing products; 4) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 5) Personnel: The Company is dependent upon members of management and scientific staff, who could leave the Company at any time.  In the event the Company is unable to retain key personnel, attract, recruit and train qualified key personnel on favourable terms and, as a result, it may find itself unable to carry out its corporate objectives; 6) Suppliers: Some of the Company’s raw materials and services are provided by sole-source suppliers.  In the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 event a sole-sourced material or service became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development and time to meet product specifications; 7) Alliances: Since the Company does not have a direct sales channel for its clinical products, the Company relies significantly on strategic alliance partners to develop and commercialize products and on third party distributors to market and sell its products.  If the Company is unable to successfully establish or maintain acceptable agreements with potential and existing partners and distributors, its ability to access various markets profitably with its products may be significantly restricted. If the Company’s partners and distributors are unable to execute on their sales and marketing strategies, the Company’s product sales may be reduced or restricted; 8) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than us, with respect to patents in this area; 9) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 10) Market, competition and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success, together with its partner Roche’s success, in developing the point-of-care NT-proBNP market; 11) Stock Exchange Listing:  The common shares of the Company are listed on the Toronto Stock Exchange (“TSX”).  Continued listing on the TSX requires, among other things, that the Company's financial condition and the trading value of its common shares meet the TSX requirements. 12) Industry consolidation: The market for immunoassay-based diagnostic testing is rapidly changing as a result of recent consolidation in the industry.  The impact of consolidation of several major competitors in the market for immunoassay testing is difficult to predict and may harm the business; 13) Government regulation: For clinical testing applications the Company requires a number of regulatory clearances to market its products and obtaining these clearances can be uncertain, costly and time consuming; the Company is also subject to ongoing regulation of the products for which it has already obtained regulatory clearance, among other things, which may result in significant costs or in certain circumstances, the suspension or withdrawal of previously obtained clearances; 14) Third-party reimbursement: Sales and pricing of medical products, including the Company’s, are affected by third-party reimbursement.  Depending on manufacturing costs, the Company may not be able to profitably sell its products at prices that would be acceptable to third party reimbursement programs; 15) Seasonality: The business and industry is affected by seasonality, including governmental budget cycles.  The Company may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or adversely affect cash flows and losses; 16) Financial and accounting regulation: Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty; investor confidence and share value may be adversely impacted if the Company’s independent auditors are unable to provide it with the attestation of the adequacy of the Company’s internal controls over financial reporting; Effective January 1, 2011, the Company converted its primary basis of accounting from Canadian GAAP to U.S. GAAP.  Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect the reported results of operations; valuation of stock-based payments, which the Company is required to perform for purposes of recording compensation expense under FAS 123(R), involves significant assumptions that are subject to change and difficult to predict; and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

17) Interest rate and foreign exchange: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars.  The Company mitigates foreign exchange risk by maintaining a US dollar bank account for all US revenues and expenditures, thereby minimizing currency exchange. Interest rate risk arises due to the Company’s cash and cash equivalents, short-term investments and restricted investment being invested in variable rate securities and in the future by the Company’s loans which may have fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.